UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

      636375107
(CUSIP Number)

Mitchell R. Kulick, Esq. General Counsel Iroquois Capital Management LLC 641 Lexington Avenue, 26th Floor New York, New York 10022 (212) 974-3070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

             November 21, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 9 Pages

CUSIP No. 636375107	Page 2 of 9 Pages

1           Names of Reporting Persons

IROQUOIS CAPITAL MANAGEMENT LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 7,109,955
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		7,109,955

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,109,955

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.04%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 636375107	Page 3 of 9 Pages

1           Names of Reporting Persons

JOSHUA SILVERMAN

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 7,109,955
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		7,109,955

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,109,955

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.04%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 636375107	Page 4 of 9 Pages

1           Names of Reporting Persons

RICHARD ABBE

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		166,670
Beneficially Owned By Each	8	Shared Voting Power 7,109,955
Reporting Person With	9	Sole Dispositive Power 166,670
	10	Shared Dispositive Power
		7,109,955

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,276,625

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.23%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 636375107	Page 5 of 9 Pages

Item 1.                   Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.02 per share (the “Shares”) of National Holdings Corporation, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 120 Broadway, 27th Floor, New York, NY 10271.

Item 2.                   Identity and Background.

This statement on Schedule 13D is filed on behalf of Iroquois Capital Management LLC, a Delaware limited liability company (“Iroquois”), Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”), and Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).  Iroquois is a registered investment adviser that provides investment advisory services to Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (the “Fund”).  Each of Mr. Silverman and Mr. Abbe is a founding member of Iroquois.  The principal business address of each of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.  A joint filing agreement of Iroquois, Mr. Silverman, and Mr. Abbe is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Iroquois used working capital of the Fund to purchase the 7,109,955 Shares.  The total purchase price for such Shares was approximately $2,266,304.

The Accounts referred to in Item 5 used working capital of such Accounts to acquire the 166,670 Shares reported herein. The total purchase price for such Shares was approximately $50,001.

Item 4.                   Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Each of the Reporting Persons acquired beneficial ownership of the Shares because they believed them to be an attractive investment.  The Reporting Persons may have meetings or conversations with the Issuer and its management, members of the Issuer’s Board, other shareholders and other persons, including potential strategic partners and others in the Issuer’s industry, to discuss matters related to the Shares and the Issuer, including transactions the Issuer could consider that may enhance or maximize shareholder value.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in

CUSIP No. 636375107	Page 6 of 9 Pages

the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

(a) – (b) By virtue of Iroquois’ position as investment advisor to the Fund, Iroquois may be deemed to be the beneficial owner of 7,109,955 Shares (representing approximately 8.04% of the Shares based upon 88,416,988 Shares outstanding as of August 12, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2013).  Iroquois may be deemed to have shared power to vote and shared power to dispose of 7,109,955 Shares.

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund.  As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of the Shares held for the account of the Fund. In addition, by virtue of his position as a custodian or trustee of certain trusts or accounts established for the benefit of his children or other relatives (“Accounts”), Mr. Abbe may be deemed to be the beneficial owner of an additional 166,670 Shares held for such Accounts.  Mr. Abbe may be deemed to have sole power to vote and sole power to dispose of 166,670 Shares and shared power to vote and shared power to dispose of 7,109,955 Shares. Mr. Silverman may be deemed to have shared power to vote and shared power to dispose of 7,109,955 Shares.

The Reporting Persons disclaim beneficial ownership of the following Shares held by the persons specified below, and the following information is included solely for informational purposes: 333,334 Shares held by Scot Cohen, a U.S. citizen who is a member of Iroquois with an office address at 641 Lexington Avenue, 26th Floor, New York, New York 10022, who does not have authority over the investments of Iroquois in the Issuer; 166,666 Shares held for the account of the Kensington Trust, a trust for the benefit of Mr. Abbe's children or other relatives; and 166,666 Shares held for the account of the Merav Abbe Irrevocable Trust, a trust for the benefit of Mr. Abbe.

(c)           Except as set forth on Exhibit 3 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           Other than the investors of the Fund and the beneficiaries of the Accounts, as the case may be, who are entitled to receive dividends from or the proceeds of sales of the Shares held for their respective accounts, in accordance with their interests therein, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person, other than the Reporting Person itself.

(e)           Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Exhibit 1 - Agreement by and among Iroquois Capital Management LLC, Joshua Silverman, and Richard Abbe to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 –Transactions in the Shares effected in the past 60 days.

CUSIP No. 636375107	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 21, 2013	IROQUOIS CAPITAL MANAGEMENT L.L.C.

By: /s/ Joshua Silverman
Joshua Silverman
Authorized Signatory

Date: November 21, 2013	JOSHUA SILVERMAN

By: /s/ Joshua Silverman

Date: November 21, 2013	RICHARD ABBE

By: /s/ Richard Abbe

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of National Holdings Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 21, 2013	IROQUOIS CAPITAL MANAGEMENT L.L.C.

By: /s/ Joshua Silverman
Joshua Silverman
Authorized Signatory

Date: November 21, 2013	JOSHUA SILVERMAN

By: /s/ Joshua Silverman

Date: November 21, 2013	RICHARD ABBE

By: /s/ Richard Abbe

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 21, 2013.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	FOR THE ACCOUNT OF	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Open Market Purchase	Iroquois Master Fund Ltd.	9/23/2013	2,500	$0.4130
Open Market Purchase	Iroquois Master Fund Ltd.	9/25/2013	58,300	$0.4073
Open Market Sale	Iroquois Master Fund Ltd.	9/25/2013	(15,000)	$0.3427
Open Market Purchase	Iroquois Master Fund Ltd.	10/1/2013	400,000	$0.3550
Open Market Purchase	Iroquois Master Fund Ltd.	10/14/2013	500	$0.4270
Open Market Purchase	Iroquois Master Fund Ltd.	10/17/2013	5,000	$0.3900
Receipt of Shares in Merger Transaction	Iroquois Master Fund Ltd.	10/18/2013	246,770	$0.2458
Open Market Purchase	Iroquois Master Fund Ltd.	10/31/2013	121,352	$0.4004
Open Market Sale	Iroquois Master Fund Ltd.	11/4/2013	500	$0.4470
Open Market Purchase	Iroquois Master Fund Ltd.	11/5/2013	12,000	$0.4183
Open Market Sale	Iroquois Master Fund Ltd.	11/6/2013	48,500	$0.4590
Open Market Purchase	Iroquois Master Fund Ltd.	11/11/2013	500	$0.4870
Open Market Purchase	Iroquois Master Fund Ltd.	11/12/2013	1,000	$0.4720
Open Market Purchase	Iroquois Master Fund Ltd.	11/13/2013	10,000	$0.4465
Open Market Purchase	Iroquois Master Fund Ltd.	11/13/2013	20,000	$0.4451
Open Market Purchase	Iroquois Master Fund Ltd.	11/15/2013	500	$0.4970